Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Interests of Experts" in the Registration Statement (Form F-10) and related Prospectus of Galiano Gold Inc. for the registration of securities up to US$500,000,000 of its Common Shares, Warrants, Subscription Receipts, Units, Debt Securities, Share Purchase Contracts and to the incorporation by reference therein of our report dated March 17, 2025 with respect to the consolidated financial statements of Galiano Gold Inc. as of and for the years ended December 31, 2024 and 2023, included in its Annual Report on Form 40-F filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

June 24, 2025